SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO MARKET

Extraordinary Shareholders’ Meeting to be held on 06.09.11 – Management’s Proposal

Gafisa S.A. (the "Company") hereby informs its shareholders and the market in general that the management of the Company, after internal discussion and contemplation of shareholder reaction regarding the proposal for amendment to the Company’s By-laws, which will be the subject of deliberation at the Extraordinary Shareholders’ Meeting to be convened, on second call, on June 9, 2011, no longer supports the inclusion of limitation to voting rights that would result from the proposed adjustments to Article 6 and Article 67 “c” and “d” of the Company’s By-laws. Notwithstanding, these adjustments will still be submitted to a shareholder vote as part of the agenda that has been set forth in the call notice, so the shareholders may deliberate as they deem more appropriate. The management of the Company supports all of the other items for the proposed amendment to the Company’s By-laws as set forth in management’s proposal dated April 29, 2011.

São Paulo, May 16, 2011.

Alceu Duilio Calciolari

CEO and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer